1275 Pennsylvania Avenue, NW Washington, DC 20004-2415 202.383.0100 Fax 202.637.3593 www.sutherland.com	ATLANTA AUSTIN HOUSTON NEW YORK TALLAHASSEE WASHINGTON DC

June 16, 2009

VIA ELECTRONIC MAIL & CORRESPONDENCE FILING

Christian T. Sandoe, Esq.

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Javelin Exchange-Traded Trust Pre-Effective Amendment No. 2 to the Registration Statement on Form N-1A File Nos. 811-22125 and 333-156024

Dear Mr. Sandoe:

On behalf of Javelin Exchange-Traded Trust (the “Trust”) and the JETS Dow Jones Islamic Market International Index Fund (the “Fund”), we are responding to two oral comments given by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the undersigned on June 12, 2009 (“June 12th Conversation”) in advance of the filing of Pre-Effective Amendment No. 2 to the Trust’s Registration Statement on Form N-1A.

Shari’ah Supervisory Board

In the June 12th Conversation and in the Staff’s comment letter to the Trust dated January 8, 2009 (“Comment Letter”), you asked the Trust why it believes that the Shari’ah Supervisory Board (the “SSB”), in light of its contemplated role with respect to the Fund, would not be required to register under Section 203(a) of the Investment Advisers Act of 1940, as amended (the “Advisers Act”).  You also asked why no investment advisory contract between the Fund and the SSB would be required by Section 15(a) of the Investment Company Act of 1940, as amended (the “1940 Act”).  In our letter to you dated May 13, 2009 and in the June 12th Conversation, we provided analysis and reasons why the SSB would not meet the definitions of “investment adviser” under the Advisers Act and 1940 Act, thus making it unnecessary for the SSB to have to register as an investment adviser with the Commission and enter into an investment advisory contract with the Fund.  In the June 12th Conversation, you stated that you were not persuaded by the legal analysis provided.  However, you did extend the courtesy to offer to review a letter or memorandum submitted by the Trust analyzing this issue.

This letter addresses your comment on the status of the SSB vis-à-vis the Fund in four ways:  (1) it discusses the extremely short timeframe in which the Fund must be launched so as not to jeopardize its viability; (2) it offers further analysis of why the SSB will not meet the definition of “investment adviser” under either the Advisers Act or the 1940 Act, including reference to a mutual fund that utilizes a Catholic Advisory Board to restrict its investments to securities of companies that satisfy the core values and teachings of the Roman Catholic Church; (3) it discusses the policy implications of the Staff’s position; and (4) it briefly reviews the increasing importance of Shari’ah and Islamic finance in world and U.S. capital markets.

Christian T. Sandoe, Esq.

June 16, 2009

Please note that due to the extremely short timeframe, the analysis is preliminary.  We request the opportunity to arrange a meeting between the Staff as soon as reasonably possible so that we may discuss these issues further and answer any questions that the Staff may have.  In advance of such meeting, the Trust would be able to present a more detailed and reasoned analysis of the investment adviser issues raised by you in the June 12th Conversation.

1.

Short Timeframe

A delay in the launching of the Fund would jeopardize the viability of the Fund at its outset, as well result in Javelin Investment Management, LLC (“Javelin”), the Fund’s investment adviser, having to deregister as an investment adviser with the Commission.  With respect to the former, the timing of an initial public offering of securities in any market is critical and can be the most important factor in the success or failure of an offering.  Javelin has been advised that delaying the offering past June would not be prudent, as markets are generally the least active during the summer months.  Furthermore, pursuant to Rule 203A-2(d) under the Advisers Act, the Commission’s Office of Compliance Inspections and Examinations (“OCIE”) has given Javelin (Advisers Act Registration No. 801-69574) until June 30, 2009 to either become eligible to continue as an investment adviser registered with the Commission because it is the adviser to a registered investment company that has engaged in a public offering, or to withdraw its investment adviser registration.  See the Appendix, which contains a copy of the Electronic Mail Message from Bibb Strench to Robert Lewis, OCIE (April 16, 2009).

With great regret, therefore, the Trust has determined to commence Fund operations without representing in any way that the Fund is a “Shari’ah” compliant exchange-traded fund (“ETF”).  It is taking this action because it does not appear that it will be able to resolve its difference of opinion with the Staff on the SSB-investment adviser issues by the end of the month.  As a consequence, the SSB will not perform for the Fund the services necessary to determine Shari’ah compliance as set forth in Pre-Effective Amendment No. 1 to the Registration Statement.  The Prospectus and Statement of Information (“SAI”) for the Fund to be filed in Pre-Effective Amendment No. 2 will no longer reference the Fund as Shari’ah compliant.  In addition, the disclosure about the SSB will be revised to describe only its role to date in helping Javelin design an ETF that would be consistent with Shari’ah principles and its proposed limited role of consulting with Javelin from time-to-time on Islamic principles.  Nonetheless, the Trust would like to begin referring to the Fund as Shari’ah compliant as soon as possible after the commencement of the Fund’s operations, so we would hope that the dialogue with the Staff on these issues can continue on an expedited basis.

2.

SSB and the Definition of “Investment Adviser”

As stated in the Prospectus currently on file with the Commission, the SSB would have been retained to ensure that the Fund is and remains Shari’ah compliant.  It would have met four times a year to determine the status of the Fund.  Thus, it would not have had continual input into the management of the Fund or access to the Fund’s investment portfolio.  The SSB also would not have had any role regarding the selection of the Fund’s portfolio securities.

If the SSB would have determined that the Fund was not compliant, Javelin would have had three months to either take steps to cause the Fund to come into compliance or elect to have the Fund no longer hold itself out as Shari’ah-compliant.  The SSB would have no ability to dictate any actions of Javelin or the Fund in this process, including by directing the sale of any portfolio security.  It also would not have been the role of the SSB to suggest or recommend future Fund investments because the SSB would have focused only on the current status of the Fund at the time of the quarterly Shari’ah compliance review.

We wish to emphasize that the Fund is an index ETF that has the investment objective of tracking the performance of the Dow Jones Islamic Market International Titans 100 Index (the “Dow Jones Islamic Index”), one of several Dow Jones Shari’ah-compliant indexes.  Therefore, it will be passively managed and the only securities it will ordinarily own are those in the Dow Jones Islamic Index.  The only possible exception would be if Javelin or the sub-adviser elected to invest in a portfolio security not in the Dow Jones Islamic Index because it would allow the Fund to better track the Dow Jones Islamic Index.  At this time, Javelin does not anticipate that this will ever be the case.  Therefore, the possibility that the SSB would determine that a security not in the index would have to be sold to bring the Fund into Shari’ah-compliance is highly remote.  The more likely scenario (but almost equally as remote) would be that the SSB would find an index constituent to not be Shari’ah compliant, resulting in the Index

Christian T. Sandoe, Esq.

June 16, 2009

being reconstituted.  If such an event occurred, the Fund would reconstitute its investment portfolio like all exchange-traded funds do when the index they track reconstitutes.

Section 202(a)(11) of the Advisers Act generally defines “investment adviser” in relevant part to mean a person engaged in the business of advising others as to the advisability of investing in, purchasing or selling securities.  Our review of court decisions and Commission administrative actions and interpretive and no-action letters have revealed no instances where a person performing the type activity proposed by the SSB would be deemed to meet the definition of investment adviser.  In fact, available precedent on this issue suggests the opposite conclusion.  As noted above, due to the short timeframe to the expected launch of the Fund, Javelin has not had the necessary time to do an extensive analysis of this issue.

As contemplated in the original filing, the SSB would have reviewed how the Fund had operated over the previous quarter.  For example, if the Fund borrowed money to meet redemption requests, the SSB would have informed Javelin that such an arrangement is not permissible under Shari’ah law.  Clearly, such an operational review and conclusion that an arrangement is or is not permissible under Shari’ah law would not cause the SSB to give investment advice or make recommendations with respect to specific securities.  In the June 12th Conversation, there was no indication from the Commission staff that the proposed review of the operations of the Fund would cause the SSB to be an investment adviser.  If this is not the case, we would very much appreciate the Staff informing us of what operational review roles of the SSB raise investment-adviser registration issues.

The SSB will review after-the-fact (looking back a quarter) the investment portfolio of the Fund.  It will not pre-screen any proposed investments; i.e., Javelin or the Fund’s sub-adviser will not seek SSB approval prior to investing in any particular security.  When it performs this function, the SSB will examine whether the Fund owns any non-Shari’ah compliant companies (e.g., a company that manufactures or distributes alcoholic products).  As noted above, it is highly remote that the SSB would ever find a non-Shari’ah compliant security in the Fund’s investment portfolio because the Fund tracks an index of Shari’ah-compliant securities.

The Staff suggested in the June 12th Conversation that the possibility of the SSB finding a non-Shari’ah compliant portfolio security and concluding that the Fund is no longer Shari’ah compliant satisfies the elements of the definition of investment adviser under the Advisers Act and 1940 Act.  The Staff reached this conclusion because it believes that if the SSB found a non-Shari’ah compliant portfolio security, the Fund would be “forced” to sell the security.  Thus, according to the Staff, the SSB would be advising or recommending that the Fund to sell a security.

We respectfully disagree.  First, at least one investment company registered with the Commission utilizes a religious board in a manner consistent with the proposed role of the SSB and that board has not been required to register with the SEC as an investment adviser.  Five “Ave Maria” Funds, which are series of the Schwartz Investment Trust (File Nos. 33-51626 and 811-07148), each have an investment objective that in part includes investing in securities issued by companies that do not violate the core values and teachings of the Roman Catholic Church.  The Prospectus for the Ave Maria Funds states that the Funds utilize a “Catholic Advisory Board” to set the criteria for screening out companies based on religious principles.  In making this determination, the Catholic Advisory Board’s members are guided by the magisterium of the Catholic Church.  If the Catholic Advisory Board is of the opinion that a company has violated  teachings and core values of the Roman Catholic Church,  the Catholic Advisory Board can request that the security be removed from the applicable Ave Maria Fund.  The Prospectus notes that the Catholic Advisory Board cannot force the sale of a security.  Instead, it may only recommend to the adviser of the Ave Maria Fund that the security be sold.

The SSB would be performing essentially the same role the Catholic Advisory Board plays with respect to the Ave Maria Funds.  Instead of deciding whether a portfolio security is consistent with the tenets of the Roman Catholic Church, the SSB would be deciding whether a portfolio security is consistent with Shari’ah law.

Furthermore, the Fund, like the Ave Maria Funds, would not have to sell the portfolio security if the SSB determined that the issuer of the portfolio security was not a company that operated in a manner meeting the tenants of Shari’ah law.  The Adviser or sub-adviser on behalf of the Fund could choose to retain the security and no longer hold itself out as Shari’ah compliant.  Such a course of action would be a very real possibility because the objective of the Fund is not to be Shari’ah compliant, but rather to track the underlying index which presumably would still include this security.  In such an event, the Fund might elect to hold the security and sticker its Prospectus and SAI

Christian T. Sandoe, Esq.

June 16, 2009

as to its non-Shari’ah compliant status.  This possibility is evidenced by the fact that Javelin intends to operate the Fund as non-Shariah compliant if it is unable to resolve this issue with the Staff.

Furthermore, the Fund would have three months to take action.  It is quite possible that during this period, the issue would be resolved without the Fund taking any action.  The underlying index may have removed the security.  On appeal, the SSB could change its mind.  A number of other solutions would be possible short of the Fund divesting the portfolio security in question.

Second, the position taken in the June 12th Conversation is inconsistent the plain language of Section 202(a)(11) and with prior Staff positions.  In Investment Advisers Act Rel. No. 1092 (Oct. 8, 1987) (“Release 1092”), the Commission staff stated that it “would seem apparent that a person who gives advice or makes recommendations . . . with respect to specific securities is an investment adviser under Section 202(a)(11), assuming the other elements of the definition of investment adviser are met.”   The SSB would not be giving investment advice with respect to a portfolio security.  Rather, it would be making a finding that a security is or is not Shari’ah compliant.  Such a finding is not investment advice.  Whether a security is Shari’ah compliant has no bearing on the security’s value or whether it is a worthy or suitable investment.  Surely, the staff is not suggesting that a person who renders any form of advice about securities to a client, including advice unrelated to the value of the security or the advisability of investing in it, would meet the definition of investment adviser.  Such a position would be unprecedented and would broaden the Advisers Act beyond the scope that Congress intended.  Congress chose the term “investment adviser” instead of “adviser” because the purpose of the Advisers Act is to regulate persons who provide advice on the purchase or sale of securities, not other forms of advice such as whether a security is consistent with the tenets of a religious faith.  See Section 201 of the Advisers Act.

We understand that the SEC staff in Release 1092 and other interpretive releases and no-action letters has taken the position that certain forms of advice other than advice on specific securities may cause a person to be providing advice about securities within the meaning of the definition of investment adviser.  For example, a person advising a client on whether to retain a particular investment manager, the relative advantages and disadvantages of investing in securities in general, and whether to invest in a security instead of a non-security investment each may cause a person to be providing investment advice.  See Release 1092.  The common thread in each of these scenarios is that the advice relates to how the client should invest.  This is in stark contrast to the SSB’s advice, which has does not relate to investments at all.  It is merely expert advice on how the issuer of the security is viewed under a particular religious belief.  This distinction is critical and it is unequivocally the reason why the SSB would not meet the definition of investment adviser if were to perform the proposed services set forth in the current Trust’s Prospectus and SAI.

There is no precedent to our knowledge broadening the definition of investment adviser to include persons whose actions result in the sale of a security.  One scenario noted in the June 12th Conversation is that Javelin would sell a portfolio security of the Fund after being informed by the SSB that the security is not Shari’ah compliant.  As noted above, Javelin may take a number of other actions that do not result in the security being sold.  Nevertheless, even if Javelin sold the security after being informed of its Shari’ah non-compliance, this act would not mean that the SSB had made an “investment” recommendation or given “investment” advice to the Fund about that security.  Such an interpretation would result in the Advisers Act applying to a host of persons and activities that have never been understood to be subject to the Advisers Act.  For example, an index provider that changes the constituents of an index would be an adviser to each index fund that changed its portfolio in response to the index change.  A third-party research analyst that provided research suggesting oil prices will rise would be an investment adviser to each client of an investment adviser who purchased oil stocks.  Thus, the fact that the SSB could make a finding about an issuer of a portfolio security that is purely religious in nature (i.e., devoid of any investment component) which resulted in the Fund selling the security would not in itself cause the SSB to be providing advice or a recommendation about the security for purposes of the Advisers Act.  The essential missing element in this factual scenario is the lack of ”investment” advice.

Furthermore, even if the Staff still takes the position that the SSB would be providing advice about securities within the definition of investment adviser in Section 202(a)(11), SSB would still not meet another element of such definition, that the adviser be “engaging in the business” of providing investment advice.  In Release 1092, the Staff stated that an adviser would be “in the business” of providing investment advice if it: (1) holds itself out as an investment adviser or one who provides investment advice; (2) receives any separate or additional compensation that represents a clearly definable charge for investment advice, regardless of whether the

Christian T. Sandoe, Esq.

June 16, 2009

compensation is separate from or included within any overall compensation; or (3) on anything other than rare, isolated and non-periodic instances, provides “specific investment advice,” which includes advice about specific securities.  The SSB would not hold itself out as an investment adviser, and any compensation it would receive for its Shari’ah-related services would not include any definable charge for investment advice.  In addition, because a determination by the SSB that a Fund portfolio security is not Shari’ah compliant would be highly unlikely, any specific investment advice that would be provided by the SSB would be provided only in “rare, isolated and non-periodic instances,” if at all.

Similarly, Section 2(a)(20) of the 1940 Act defines “investment adviser” to an investment company to mean: (1) any person who pursuant to contract with an investment company regularly furnishes advice to such company with respect to the desirability of investing in, purchasing or selling securities or other property, or is empowered to determine what securities or other property shall be purchased or sold by such company; and (2) any other person who pursuant to contract with a person described in (1) above regularly performs substantially all of the duties undertaken by the person described in (1) above.  The 1940 Act definition also provides that an investment adviser does not include a person who furnishes only statistical and other factual information, advice regarding economic factors and trends, or advice as to occasional transactions in specific securities, but without generally furnishing advice or making recommendations regarding the purchase or sale of securities.  While there is relatively little Commission or Staff guidance regarding the scope of Section 2(a)(20), we believe that it is clear that the SSB would not fall within such definition.  First, the SSB’s contract is with Javelin, the Fund’s investment adviser, and not with the Trust, so it is not within clause (1) above.  The SSB would not regularly perform substantially all of the duties undertaken by Javelin, so it is also not within clause (2).  Furthermore, as discussed above, even if Javelin is deemed to provide any advice as to specific transactions, such advice would certainly occur no more than occasionally, so it would appear that the SSB could rely on the exclusion from the Section 2(a)(20) definition set forth above.  Consequently, because the SSB would not be an investment adviser to the Fund under Section 2(a)(20), compliance with Section 15(a) of the 1940 Act with respect to the SSB is not necessary.

Third, the Commission staff in an analogous arrangement found an organization acting in a similar capacity to the SSB to not be an investment adviser.  In National Football League Players Association (pub. avail. Jan. 25, 2002) (“NFLPA No-Action Letter”), the National Football League Players Association (“NFLPA”) offered the Registered Financial Advisers Program ("Program") to its player members.  Under that Program, the NFLPA determines whether a particular investment adviser meets the NFLPA’s qualifications and, if so, the adviser is included on a list of “eligible” investment advisers for the player members of the NFLPA.

In its response to the NFLPA’s request, the Commission staff stated that “we previously have stated that a person providing advice to another person as to the selection or retention of an investment adviser or advisers, under certain circumstances, would be deemed to be "advising" others within the meaning of section 202(a)(11).” Id.  The staff noted that the “NFLPA proposes to give advice to players concerning the selection or retention of an investment adviser through its operation of the Program because the NFLPA will be implicitly recommending that players use registered financial advisers who are investment advisers as defined in section 202(a)(11) of the Act ("Listed Advisers") rather than investment advisers who are not Listed Advisers, and will be implicitly suggesting that players not use Listed Advisers who have been disciplined under the Program.” Id.  By analogy, one might suggest that the SSB would be implicitly recommending Shari’ah compliant securities rather than non-Shari’ah compliant securities and suggesting that the Fund not invest in non-Shari’ah compliant securities.

In the NFLPA no-action letter, the Commission staff, however, concluded that the NFLPA would not be "advising" others through the Program within the meaning of section 202(a)(11) and, therefore, would not be an investment adviser under the Advisers Act.” Id.  The staff listed the following factors for this conclusion:

•

The Advisers List will be organized and presented in a manner that does not recommend any Listed Adviser over any other Listed Adviser, other than indicating whether a Listed Adviser has been subject to disciplinary action for violating Program regulations.

•

The criteria that the Program will use to select investment advisers as Listed Advisers are not highly selective. The criteria are designed to result in a broad cross-section and large number of Listed Advisers, and concern education, work experience, legal regulation, and certain disqualifying events. Any financial adviser who meets the eligibility requirements and agrees to comply with the Program regulations will be eligible to register as a Listed Adviser.

Christian T. Sandoe, Esq.

June 16, 2009

•

None of the eligibility requirements or Program regulations relates to an investment adviser's financial performance.

•

The NFLPA will not advise players as to the merits or shortcomings of any particular Listed Adviser.

•

A player may choose to use the services of any investment adviser, whether or not a Listed Adviser. Players will directly hire and fire Listed Advisers. The NFLPA will have no role in the dealings or transactions between players and Listed Advisers, except in connection with monitoring Listed Advisers' compliance with Program regulations and disciplining Listed Advisers who violate Program regulations.

•

The Advisers List will not be tailored to particular players. No attempt will be made by the NFLPA to match particular Listed Advisers to particular players.

•

The NFLPA will operate the Program on a non-profit basis. The registration fees to be collected from the Listed Advisers are flat fees that will reimburse the NFLPA only for the costs incurred in operating the screening, monitoring and disciplining functions of the Program. There will be no relationship between the fees that are received by the NFLPA from the Listed Advisers and whether players retain the services of Listed Advisers.

•

The NFLPA is not affiliated in any way with any investment adviser that applies to participate in the Program.  Id.

All but one of these factors would have been present under the proposed SSB-arrangement:

•

The SSB will not recommend any particular security.  Rather, it will only state that a security is non-Shari’ah compliant if that is the case.

•

The SSB will not employ a highly-selective criteria.  In fact, unlike the NFLPA, it will not even suggest the securities that should be selected.  It will only state whether the security is Shari’ah compliant several months after it has been purchased.

•

The SSB will not communicate in a manner that compares one portfolio security to another.

•

None of the factors used by the SSB to determine Shari’ah compliance will relate to a security’s financial performance.

•

The SSB will not advise the Fund or Javelin on the merits or shortcomings of any particular security.

•

The Fund may choose to retain a particular portfolio security even if it is not Shari’ah compliant.

•

The SSB’s process will not be tailored to the Fund.

•

The SSB will not be affiliated with the Fund or Javelin.

The only factor that the SSB-arrangement will not meet in the NFLPA No-Action letter is that the SSB will be compensated by Javelin.  This factor, alone, does not suggest that the SSB would meet the definition of “investment adviser.”  Consequently, the staff’s position in the June 12th Conversation is clearly inconsistent with its position in the NFLPA No-Action Letter, which presented a highly analogous arrangement.  In fact, since the NFLPA selected the investment advisers for the Program and the SSB would not select any securities for the Fund, the NFLPA arrangement arguably comes far closer to raising an adviser-registration issue than the proposed SSB-Fund arrangement.  Nevertheless, the Commission staff did not require the NFLPA to register as an investment adviser.

3.

Policy

The staff in the June 12th Conversation suggested that one resolution to the investment adviser-status issue would be for Javelin to internalize the Shari’ah compliance determination process.  In such a case, the Shari’ah compliance determination would be performed by a registered investment adviser.

Christian T. Sandoe, Esq.

June 16, 2009

We respectfully suggest that such internalization would be contrary to the interests of the shareholders of the Fund and investors seeking a Shari’ah compliant ETF because it would dilute the value of the Shari’ah compliant status or imprimatur.  As proposed, Shari’ah compliance would be determined by an independent body of highly qualified religious scholars.  Such scholars do not have the conflicts of interest that would arise were an investment adviser to a Shari’ah ETF to declare a portfolio to be Shari’ah compliant.  Furthermore, such internalization would require Javelin to self-police its investments for Shari’ah compliance instead of an unbiased and more qualified third-party.

Last year, the Commission charged Pax World Management Corporation with violating the socially responsible investing (“SRI”) policies of a mutual fund that it advised because it held at least one prohibited security at all times from 2001 through early 2006.  See Pax World Management Corp., Administrative Proceeding No. IA-2761 (July 30, 2008).  David Bergers, the Director of the Commission's Boston Regional Office, stated at the time that: "Mutual fund companies marketing socially responsible funds should take care that their representations to investors match their investments. Like all investment advisers, advisers to socially responsible funds must have adequate procedures and internal controls to ensure compliance with the funds' stated investment restrictions."  See “SEC Charges Mutual Fund Manager for Violating Socially Responsible Investing Restrictions,” SEC Press Release No. 2008-157 (July 30, 2009).

The SEC’s position in the June 12th Conversation might unintentionally have the effect of causing advisers managing Shari’ah compliant, SRI compliant and similar funds to internalize the process of determining the status of such funds and self-policing compliance with the stated status.  This would chill the use of third-party experts who do not have a conflict of interest when reaching the conclusion of whether a particular mutual fund or ETF is in compliance with its designated status and presumably would have greater expertise to make such a conclusion.  More importantly, investors in such funds could be investing in an inferior product because of the uncertainty and reduced confidence that the fund is complying with its social goal.

4.

Importance of Shari’ah

“Shari’ah” means "path" in Arabic.  It is a religious principle that guides all aspects of Muslim life including daily routines, familial and religious obligations and financial dealings. Growing at an estimated 15% annually, Islamic banking and finance is a worldwide industry that modifies modern business practices to conform to the rules of Shari’ah.  See “Islamic Banking in Numbers,” asharq alawat  http://www.asharq-e.com/news.asp?section=6&id=13560 (July 29, 2008).   Financial institutions such as Citigroup, HSBC, and Deutsche Bank are developing Islamic financial services units to cater to the demand for Shari’ah-compliant services, including Shari’ah-compliant investments.  Id.

From 2002 to 2007 the capital markets in the Middle East have grown exponentially in terms of Shariah-compliant products.  This is not surprising since the population of Muslims in the world is 1.6 billion, which represents 24% of the total world population. S. Baldwin, Shariah http://www.fastcompany.com/blog/shawn-baldwin/financetrading-and-global-capital-markets/sharia (June 4, 2009).  Shariah-compliant assets have grown 35% over the past 20 years.  Id.

As suggested above, it is becoming increasingly critical that Shari’ah-compliant ETFs be available to Muslims and other investors.  Muslim investors in Europe (and very soon in Canada) already may invest in Shari’ah-compliant ETFs.  The unregistered investment adviser concern expressed by the Commission staff apparently has not been an issue in these jurisdictions.  (Of course, these ETFs are not available to investors who reside in the U.S. because Section 7(d) of the 1940 Act effectively prohibits foreign ETFs and other foreign investment companies from being offered to U.S. investors.)

Beside the rapid growth of the Muslim population and growing number of Shari’ah-compliant products to serve that expanding population, it is also important to note certain current initiatives of the United States government.  In his seminal speech in Cairo, Egypt on Islamic issues given earlier this month, President Barack Obama specifically referenced his administration’s goal of advancing Islamic business development:

On economic development, we will create a new corps of business volunteers to partner with counterparts in Muslim-majority countries.  And I will host a Summit on Entrepreneurship this year to identify how we can deepen ties between business leaders, foundations and social entrepreneurs in the United States and Muslim communities around the world.

Christian T. Sandoe, Esq.

June 16, 2009

See “TRANSCRIPT: Remarks of President Obama in Cairo,” http://www.foxnews.com/politics/2009/06/04/transcript-remarks-president-obama-cairo/.

Javelin recognized the growing market for a Shari’ah-compliant investment fund in the United States and has spent well over a year in developing the Fund.  Other companies, including certain of the Trust’s service providers, have also began devoting resources to addressing the growing importance of Shari’ah-compliant financial products and business practices, including Dow Jones Indexes, which has developed a family of Islamic indexes.  As a consequence, securities regulators such as the Commission must be fully informed about Islamic finance, including how the unique aspects of Islamic finance do and do not present issues under U.S. laws and rules that regulate financial products such as ETFs.

Procedures for Creation of Creation Units

In the June 12th Conversation, the Staff had one additional comment that did not relate to the SSB.  The Staff noted that in the case of custom orders, the Prospectus on file with the Commission states that the order must be received by the Fund’s distributor no later than 3:00 p.m. Eastern Time on the trade date.  The SAI states that the Fund reserves the right to permit or require the substitution of an amount of cash, i.e., a “cash in lieu” amount, to be added to the Cash Component to replace any Deposit Security that may not be available in sufficient quantity for delivery, may not be eligible for transfer through the Clearing Process, or may not be eligible for trading by a Participating Organization or the investor for which a Participating Organization is acting.  As the Fund may require the use of such a Custom Order, the staff asked for an explanation of how the policy to cut off these orders at 3:00 p.m. is consistent with Rule 22c-1 under the 1940 Act.  In response to the Staff’s comment, the Trust will revise the disclosure in the Prospectus and SAI to make clear that a custom order may be placed by an Authorized Participant up to 4:00 p.m. Eastern time on the trade date in the event that the Trust requires, rather than permits, the use of a custom order.

Meeting

To ensure that the Staff is fully informed and has the opportunity to ask questions regarding the role of the SSB with respect to the Fund and the increasing importance of Islamic finance in the U.S., we respectfully request the opportunity to meet with the Staff of the Division of Investment Management, as well as Staff members of other Divisions or Commissioners interested in Muslim issues.  If the Staff desires, Javelin could arrange that Muslim scholars, representatives of issuers of Shari’ah-compliant products and possibly regulators of such products in other countries participate in the meeting.  We would hope the Staff could schedule such a meeting as soon as reasonably possible and we would be pleased to suggest possible meeting dates depending on the schedules of the likely participants.

*                     *                     *                     *                     *

We believe that the decision to not hold the Fund out as being Shari’ah compliant at inception and the change in the role of the SSB, as well as the revised policy on the timing of purchases and redemptions, responds to all Commission staff comments.  We respectfully request that the staff respond to this letter as soon as reasonably possible.  Requests for acceleration from the Trust, on behalf of the Fund, and from the principal underwriter will be forthcoming and we tentatively seek acceleration of the effectiveness of the registration statement to June 26, 2009.

If you have any questions or would like to continue the discussion on any issues raised in this letter, please call the undersigned at (202) 383-0509 or Eric C. Freed at (212) 389-5055.  Please note that Bibb Strench will be out of the country and generally unavailable from Wednesday, June 17th to Tuesday, June 23rd.  In his absence, please contact Eric Freed.

Sincerely,

/s/ Bibb L. Strench

Bibb L. Strench

cc:

Brinton W. Frith

Javelin Investment Management, LLC

Christian T. Sandoe, Esq.

June 16, 2009

Appendix

Electronic E-Mail from Bibb L. Strench, Sutherland Asbill & Brennan LLP, to Robert Lewis, Office of Compliance  Inspections and Examinations, U.S. Securities and Exchange Commission, dated April 16, 2009.

Dear Mr. Lewis:

This e-mail confirms our phone conversation yesterday that it is not necessary for Javelin Investment Management LLC (801-69754) (“Javelin”) to file a Form ADV-W today with the SEC to withdraw its investment adviser registration because your office has conditionally agreed to extend Javelin's registration until June 30, 2009.  Today marks the end of the 120 day period since December 17, 2009, the date that Javelin filed its Form ADV.  Javelin understands and is in agreement that such extension is conditioned upon its reasonable belief that it will meet at least one of the requirements to be eligible to register with the SEC as set forth in Item 2.A. of Form ADV.

Javelin bases its belief on the fact that it is in the process of completing a draft of Pre-Effective Amendment No. 1 to its registration statement for Javelin Exchange-Traded Trust (333-156024) (the “Trust”), an open-end investment company.  It expects that the SEC will have declared its registration statement effective and the shares of one of the Trust's series will be publicly offered by or before June 30, 2009.  Javelin is the investment adviser for the Trust, which is an exchange-traded fund (ETF).  It should be noted that Javelin and Trust received an exemptive order from the SEC permitting the ETF structure, which continues to remains in effect.  The Trust has already received comments from the disclosure branch in the SEC's Division of Investment Management on its original Form N-1A filing.

We very much appreciate your office's willingness to accommodate Javelin by granting the extension until June 30, 2009.  Promptly after the Trust has publicly offered its shares and is operational, Javelin will amend its Form ADV to check Item 2.A(4) and uncheck Item 2.A.(8) to indicate that it is eligible for registration with the SEC because it is the investment adviser to an operational investment company.

Should you have any questions about this matter, please contact me or Brint Frith at Javelin.

Best regards,

Bibb Strench